FORM 6-K

02051453

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JULY 2002

SEC Registration Number 0-18670

NORTHERN DYNASTY MINERALS LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated July 30, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

SHIRLEY MAIN

July 31, 2002

NORTHERN DYNASTY MINERALS LTD.

1020 · 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
1 800 667 2114

NORTHERN DYNASTY SHARES START TRADING IN UNITED STATES
DRILLING TO COMMENCE AT PEBBLE GOLD-COPPER PROJECT

July 30, 2002, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX:NDM; OTCBB:NDMLF) advises that the common shares of Northern Dynasty have commenced trading on the OTC Bulletin Board ("OTCBB") in the United States under the symbol "NDMLF". Trading on the OTCBB will facilitate access to the Company's shares by American investors.

A major, multi-rig drilling program is set to commence on August 1 at Northern Dynasty's Pebble gold-copper project located in southwestern Alaska. Drilling is designed to delineate the significant new deposit discoveries announced on July 15, 2002 and to make further discoveries within one of the largest gold-copper mineralized systems in the world. Northern Dynasty's goal is to create a giant mining district comprised of multiple gold and gold-copper deposits.

For further details on Northern Dynasty Minerals Ltd. and its Pebble gold-copper Project, please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.